                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                           For the month of July 2006

                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [X]         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ]               No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BANCOLOMBIA S.A.
                                              (Registrant)

Date: July 12, 2006                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                        ------------------------------------
                                            Name: Jaime Alberto Velasquez B.
                                            Title: Vice President of Finance

[BANCOLOMBIA LOGO]                                                    [CIB LOGO]

          BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 290,933
                  MILLION DURING THE FIRST SIX MONTHS OF 2006

MEDELLIN, COLOMBIA. JULY 12, 2006

BANCOLOMBIA reported accumulated unconsolidated net income of Ps 290,933 million as of June 30, 2006. For the first six months of 2006, the total net interest income, including investment securities amounted to Ps 453,303 million. Additionally, total net fees and income from services amounted to Ps 277,434 million.

Total assets amounted to Ps 25.33 trillion in June 2006, total deposits totaled Ps 15.72 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps
3.00 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 2.79% as of June 30, 2006, and the level of allowance for past due loans was 127.12%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in June 2006 was as follows: 17.7% of total deposits, 20.4% of total net loans, 18.0% of total savings accounts, 20.3% of total checking accounts and 14.6% of total time deposits.

*This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

CONTACTS
SERGIO RESTREPO        JAIME A. VELASQUEZ     MAURICIO BOTERO
EXECUTIVE VP           FINANCIAL VP           IR MANAGER
TEL.: (574)5108668     TEL.: (574)5108666     TEL.: (574)5108866

                                                              [BANCOLOMBIA LOGO]
                                                                       JUNE 2006

BANCOLOMBIA S.A.
BALANCE SHEET

                                                                                       GROWTH
                                                              AS OF                  JUN06/MAY06
(Ps Millions)                                         MAY-06         JUN-06          $          %
------------------------------------------------    ----------     ----------    ---------    ------
ASSETS
Cash and due from banks                              1,064,137        936,386     -127,751    -12.01%
Overnight funds sold                                   119,010        532,689      413,679    347.60%
TOTAL CASH AND EQUIVALENTS                           1,183,147      1,469,075      285,928     24.17%
                                                    ----------     ----------    ---------    ------
DEBT SECURITIES                                      6,791,029      6,035,334     -755,695    -11.13%
Trading                                              4,241,033      3,336,797     -904,236    -21.32%
Available for Sale                                   1,488,197      1,459,238      -28,959     -1.95%
Held to Maturity                                     1,061,799      1,239,299      177,500     16.72%
EQUITY SECURITIES                                      945,192        920,907      -24,285     -2.57%
Trading                                                  2,800          2,811           11      0.39%
Available for Sale                                     942,392        918,096      -24,296     -2.58%
Market value allowance                                 -59,760        -40,507       19,253    -32.22%
NET INVESTMENT SECURITIES                            7,676,461      6,915,734     -760,727     -9.91%
                                                    ----------     ----------    ---------    ------
Commercial loans                                    10,739,180     11,475,783      736,603      6.86%
Consumer loans                                       2,244,762      2,280,338       35,576      1.58%
Small business loans                                    40,023         73,968       33,945     84.81%
Mortgage loans                                       1,640,265      1,708,818       68,553      4.18%
Allowance for loans and financial leases losses       -545,456       -548,244       -2,788      0.51%
NET TOTAL LOANS AND FINANCIAL LEASES                14,118,774     14,990,663      871,889      6.18%
                                                    ----------     ----------    ---------    ------
Accrued interest receivable on loans                   163,016        148,921      -14,095     -8.65%
Allowance for accrued interest losses                   -7,084         -7,234         -150      2.12%
NET TOTAL INTEREST ACCRUED                             155,932        141,687      -14,245     -9.14%
                                                    ----------     ----------    ---------    ------
Customers' acceptances and derivatives                  64,364         56,096       -8,268    -12.85%
Net accounts receivable                                226,857        215,477      -11,380     -5.02%
Net premises and equipment                             340,798        341,602          804      0.24%
Foreclosed assets                                       25,757         23,855       -1,902     -7.38%
Prepaid expenses and deferred charges                   25,582         27,108        1,526      5.97%
Goodwill                                                50,109         53,991        3,882      7.75%
Other                                                  320,194        426,998      106,804     33.36%
Reappraisal of assets                                  658,799        668,858       10,059      1.53%
                                                    ----------     ----------    ---------    ------
TOTAL ASSETS                                        24,846,774     25,331,144      484,370      1.95%
                                                    ----------     ----------    ---------    ------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                 3,379,969      3,434,429       54,460      1.61%
Checking accounts                                    3,033,207      3,149,113      115,906      3.82%
Other                                                  346,762        285,316      -61,446    -17.72%
                                                    ----------     ----------    ---------    ------
INTEREST BEARING                                    11,297,909     12,288,793      990,884      8.77%
Checking accounts                                      286,202        303,297       17,095      5.97%
Time deposits                                        3,176,771      3,286,884      110,113      3.47%
Savings deposits                                     7,834,936      8,698,612      863,676     11.02%
                                                    ----------     ----------    ---------    ------
TOTAL DEPOSITS                                      14,677,878     15,723,222    1,045,344      7.12%
Overnight funds                                      1,628,265      1,348,952     -279,313    -17.15%
Bank acceptances outstanding                            69,380         60,726       -8,654    -12.47%
Interbank borrowings                                 1,947,450      1,892,777      -54,673     -2.81%
Borrowings from domestic development banks           1,063,499        864,606     -198,893    -18.70%
Accounts payable                                       767,442        796,737       29,295      3.82%
Accrued interest payable                               128,986        130,942        1,956      1.52%
Other liabilities                                      243,887        271,014       27,127     11.12%
Bonds                                                1,009,566        979,686      -29,880     -2.96%
Accrued expenses                                       295,111        261,236      -33,875    -11.48%
                                                    ----------     ----------    ---------    ------
TOTAL LIABILITIES                                   21,831,464     22,329,898      498,434      2.28%
                                                    ----------     ----------    ---------    ------
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                         363,914        363,914            0      0.00%
                                                    ----------     ----------    ---------    ------
RETAINED EARNINGS                                    1,514,754      1,519,876        5,122      0.34%
Appropiated                                          1,228,943      1,228,943            0      0.00%
Unappropiated                                          285,811        290,933        5,122      1.79%
                                                    ----------     ----------    ---------    ------
REAPPRAISAL AND OTHERS                               1,143,077      1,145,247        2,170      0.19%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES        (6,435)       (27,791)     (21,356)   331.87%
                                                    ----------     ----------    ---------    ------
TOTAL SHAREHOLDER'S EQUITY                           3,015,310      3,001,246      (14,064)    -0.47%
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY          24,846,774     25,331,144      484,370      1.95%
                                                    ----------     ----------    ---------    ------

                                                              [BANCOLOMBIA LOGO]
                                                                       JUNE 2006

BANCOLOMBIA S.A.
INCOME STATEMENT

                                                                     ACCUMULATED                MONTH            GROWTH
(Ps Millions)                                                    MAY-06      JUN-06      MAY-06      JUN-06        %
-------------------------------------------------------------    -------     -------     -------     -------    -------
INTEREST INCOME AND EXPENSES
Interest on loans                                                711,264     862,587     144,774     151,323       4.52%
Interest on investment securities                                 12,598     (46,148)    (57,932)    (58,746)      1.41%
Overnight funds                                                    9,445      12,243       1,764       2,798      58.62%
TOTAL INTEREST INCOME                                            733,307     828,682      88,606      95,375       7.64%
                                                                 -------     -------     -------     -------    -------
Interest expense
Checking accounts                                                  3,239       3,910         682         671      -1.61%
Time deposits                                                     87,169     104,977      17,484      17,808       1.85%
Savings deposits                                                  90,300     111,632      18,108      21,332      17.80%
TOTAL INTEREST ON DEPOSITS                                       180,708     220,519      36,274      39,811       9.75%
                                                                 -------     -------     -------     -------    -------
Interbank borrowings                                              46,982      56,118       9,451       9,136      -3.33%
Borrowings from domestic development banks                        24,474      29,003       4,629       4,529      -2.16%
Overnight funds                                                   22,799      28,165       6,517       5,366     -17.66%
Bonds                                                             35,333      41,574       6,451       6,241      -3.26%
TOTAL INTEREST EXPENSE                                           310,296     375,379      63,322      65,083       2.78%
                                                                 -------     -------     -------     -------    -------
NET INTEREST INCOME                                              423,011     453,303      25,284      30,292      19.81%
Provision for loan and accrued interest losses, net              (74,170)    (76,954)    (13,844)     (2,784)    -79.89%
Recovery of charged-off loans                                     25,146      29,528       6,000       4,382     -26.97%
Provision for foreclosed assets and other assets                 (12,203)    (14,212)     (1,819)     (2,009)     10.45%
Recovery of provisions for foreclosed assets and other assets     12,100      57,434       3,441      45,334    1217.47%
                                                                 -------     -------     -------     -------    -------
TOTAL NET PROVISIONS                                             (49,127)     (4,204)     (6,222)     44,923    -822.00%

NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                                      373,884     449,099      19,062      75,215     294.58%
                                                                 -------     -------     -------     -------    -------
Commissions from banking services and other services              30,006      38,693       7,659       8,687      13.42%
Electronic services and ATM's fees, net                           35,092      42,550       7,064       7,458       5.58%
Branch network services, net                                      21,527      26,151       4,692       4,624      -1.45%
Collections and payments fees, net                                27,722      33,844       5,855       6,122       4.56%
Credit card merchant fees, net                                     3,663       4,314         561         651      16.04%
Credit and debit card fees, net                                   98,129     118,251      18,985      20,122       5.99%
Checking fees, net                                                24,336      29,080       5,355       4,744     -11.41%
Check remittance, net                                              4,659       5,589         982         930      -5.30%
International operations, net                                      9,961      12,689       2,559       2,728       6.60%
TOTAL FEES AND OTHER SERVICE INCOME                              255,095     311,161      53,712      56,066       4.38%
                                                                 -------     -------     -------     -------    -------
Other fees and service expenses                                  (28,353)    (33,727)     (5,772)     (5,374)     -6.90%
TOTAL FEES AND INCOME FROM SERVICES, NET                         226,742     277,434      47,940      50,692       5.74%
                                                                 -------     -------     -------     -------    -------
OTHER OPERATING INCOME
Net foreign exchange gains                                        91,323     136,753      56,642      45,430     -19.79%
Forward contracts in foreign currency                            (48,290)    (62,098)    (30,652)    (13,808)    -54.95%
Gains on sales of investments on equity securities                43,128      43,128       1,001           -    -100.00%
Dividend income                                                  128,538     128,538          48           -    -100.00%
Communication, rent payments and others                              658         790         144         132      -8.33%
TOTAL OTHER OPERATING INCOME                                     215,357     247,111      27,183      31,754      16.82%
                                                                 -------     -------     -------     -------    -------
TOTAL INCOME                                                     815,983     973,644      94,185     157,661      67.40%
OPERATING EXPENSES
Salaries and employee benefits                                   219,722     267,713      45,552      47,991       5.35%
Bonus plan payments                                                7,339       4,556         739      (2,783)   -476.59%
Compensation                                                       1,173       1,256         321          83     -74.14%
Administrative and other expenses                                263,755     307,943      52,432      44,188     -15.72%
Deposit security, net                                             20,274      24,293       2,788       4,019      44.15%
Donation expenses                                                     53          84           -          31       0.00%
Depreciation                                                      28,869      35,203       5,761       6,334       9.95%
TOTAL OPERATING EXPENSES                                         541,185     641,048     107,593      99,863      -7.18%
                                                                 -------     -------     -------     -------    -------
NET OPERATING INCOME                                             274,798     332,596     (13,408)     57,798    -531.07%
Merger expenses                                                   11,028      12,478       4,396       1,450     -67.02%
Goodwill amortization Banco de Colombia                            9,681      11,987       2,133       2,306       8.11%
NON-OPERATING INCOME (EXPENSE)
Other income                                                     116,777     124,838      29,785       8,061     -72.94%
Other expense                                                    (20,603)    (77,350)     (4,101)    (56,747)   1283.74%
TOTAL NON-OPERATING INCOME                                        96,174      47,488      25,684     (48,686)   -289.56%
INCOME BEFORE INCOME TAXES                                       350,263     355,619       5,747       5,356      -6.80%
Income tax expense                                               (64,452)    (64,686)        (50)       (234)    368.00%
                                                                 -------     -------     -------     -------    -------
NET INCOME                                                       285,811     290,933       5,697       5,122     -10.09%
                                                                 -------     -------     -------     -------    -------